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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(B)

                          (AMENDMENT NO. ___________)1


                           WIRE ONE TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    926707100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                JANUARY 22, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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

--------------------------------------------------------------------------------------------------------------------
CUSIP No. 926707100                         13G               Page 2 of  5 Pages
--------------------------------------------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS (ENTITIES ONLY).

    DMG Advisors LLC
--------------------------------------------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                          (a)  [ ]
                                                                                          (b)  [ ]
--------------------------------------------------------------------------------------------------------------------
3.  SEC USES ONLY

--------------------------------------------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------- -----------------------------------------------------------------------------------------

NUMBER OF         5.  Sole Voting Power
SHARES
BENEFICIALLY          0
OWNED BY          --------------------------------------------------------------------------------------------------
EACH              6.  Shared Voting Power
REPORTING             1,966,500
PERSON WITH       --------------------------------------------------------------------------------------------------
                  7.  Sole Dispositive Power

                      0
                  --------------------------------------------------------------------------------------------------
                  8.  Shared Dispositive Power
                      1,966,500
--------------------------------------------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    1,966,500
--------------------------------------------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES*                                                                               [ ]
--------------------------------------------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.9%
--------------------------------------------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------------------------------------------


                                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


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ITEM 1(A).      NAME OF ISSUER:
                Wire One Technologies, Inc. ("Wire One")

ITEM 1(B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                225 Long Avenue
                Hillside, New Jersey 07205

ITEM 2(A).      NAME OF PERSON FILING:

                DMG Advisors LLC ("DMG Advisors")

ITEM 2(B).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                One Sound Shore Drive Suite 202
                Greenwich, Connecticut 06830

ITEM 2(C).      CITIZENSHIP:

                Delaware

ITEM 2(D).      TITLE OF CLASS OF SECURITIES:

                Common Stock, par value $0.01 per share

ITEM 2(E).     CUSIP NUMBER: 926707100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1 (b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        Not Applicable.

ITEM 4.  OWNERSHIP:

         (a)    Amount beneficially owned:

                1,966,500

         (b)    Percent of class:

                6.9%

         (c)    Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote:    0

                (ii)  Shared power to vote or to direct the vote:  1,966,500 (1)

                (iii) Sole power to dispose or to direct the disposition of: 0

                (iv)  Shared power to dispose or to direct the disposition of:  1,966,500(1)

(1) As of January 22, 2002, the date of the event which requires filing of this statement, DMG Advisors (the "Reporting Person") beneficially owned 1,457,914 shares of the common stock of Wire One (the "Common Stock"), representing 5.2% of the outstanding shares of the Common Stock. Subsequent to that, the Reporting Person acquired beneficial ownership of an aggregate of 508,586 additional shares of Common Stock, bringing the Reporting Person's beneficial ownership to 1,966,500 shares of Common Stock, representing 6.9% of the outstanding Common Stock.

        The Reporting Person may be deemed the beneficial owner of the shares in its capacity as the managing member of various funds who are the holders of such shares. As the managing member of the funds, the Reporting Person has voting and investment control with respect to the shares of Common Stock held by the funds.


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

         Not Applicable

ITEM 10.    CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 11, 2002                     DMG Advisors LLC

                                           By:   /s/ Andrew Wilder
                                                 ------------------------
                                                 Name:  Andrew Wilder
                                                 Title: Chief Financial Officer